Exhibit 99.1
NeoGames Announces Second Quarter 2022 Results

– Successfully Completed the Tender Offer for Aspire Global on June 16, 2022 –

– Second Quarter Revenues and Share of NPI Revenues Interest totaled $31.3 million, up 46.4% year-over-year –

– Updates Full Year 2022 Revenue and Share of NPI Revenues Guidance to $194 million to $208 million reflecting completion of Aspire Global Tender –

Luxembourg – August 10, 2022 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery and iGaming solutions, announced today financial results for the second quarter ended June 30, 2022.

Moti Malul, Chief Executive Officer of NeoGames, said: “During the quarter, we were excited to complete our tender offer for the shares of Aspire Global plc (“Aspire Global”), a truly transformative transaction that positions us as a leading global provider in technology and content across iLottery, Online Sports Betting and iGaming.  Strategically, we are already realizing benefits from the combination.  We recently announced a multi-year turnkey project, leveraging our iLottery and BtoBet offerings in Brazil, which marks our entry into the market with an end-to-end solution of iLottery and online Sports Betting.  Additionally, we entered into a partnership between BtoBet and SOJOGO, the lottery provider in Mozambique, leveraging our longstanding relationship with Santa Casa, the national lottery in Portugal, to provide our proprietary sportsbook offering for both online operations and its retail network.  Furthermore, as Pariplay continues to grow in Alberta, we entered a partnership with the Atlantic Lottery in Canada through Pariplay to offer its aggregation platform and a wide variety of its games content to the Canadian regional lottery organization.”

"Leading up to the combination we had strong standalone second quarter results across both the NeoGames and Aspire Global portfolios.  Our reported revenues plus our NPI interest were up 46.4% from the same quarter last year.  At Aspire standalone, we are also encouraged by 17.0% growth in Euro-denominated revenue for the entire quarter compared to the same quarter last year.  We are thrilled to work toward achieving our full potential as we continue to fully integrate our two platforms and execute our strategic goals.”

Second Quarter 2022 Financial Highlights

•
The total of Revenues and the Company’s share in NPI revenues was $31.3 million during the second quarter of 2022 compared to $21.4 million during the second quarter of 2021, representing a 46.4% increase from the prior year.  Revenues were $21.1 million during the second quarter of 2022, compared to $12.9 million during the second quarter of 2021.  The revenue results include $8.3 million from Aspire Group from the period of June 16, 2022 to June 30, 2022.  In addition, the Company’s share in NPI revenues was $10.3 million during the second quarter of 2022, compared to $8.5 million during the second quarter of 2021, representing an increase of 20.6% year-over-year.

•
Comprehensive loss was $(12.9) million, or $(0.49) per share, during the second quarter of 2022, compared to comprehensive income of $2.8 million, or $0.10 per share, during the second quarter of 2021. The change in comprehensive income during 2022 was mainly impacted by $14.2 million of Aspire transaction-related expenses.

•
Adjusted EBITDA[1] was $10.3 million during the second quarter of 2022, compared to $8.3 million during the second quarter of 2021 representing an increase of 24.0% year-over-year.  Second quarter 2022 results include approximately $1.3 million of Adjusted EBITDA from Aspire Group from the period of June 16, 2022 to June 30, 2022.

1 The section titled “Non-IFRS Financial Measures and Key Performance Indicators” below contains a description of the non-IFRS financial measures discussed in this press release and reconciliations between historical IFRS and non-IFRS information are contained in the tables below. Throughout this press release, we also provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Non-IFRS Financial Measures and Key Performance Indicators” in this press release.

Pro Forma Combined Year-to-Date 2022 Financial Highlights2

•
The total of pro forma combined revenues and the Company’s share in NPI revenues for the six months ended June 30, 2022 including Aspire Global’s revenues would have totaled $148.8 million for the six months ended June 30, 2022.  Pro forma combined revenues would have been $129.4 million during the six months of 2022. In addition, the Company’s share in NPI revenues was $19.4 million during the six months of 2022.

•	Pro forma combined comprehensive loss for the six months ended June 30, 2022 was $18.6 million, or $0.56 per share, and includes $16.3 million of non-recurring transaction-related expenses.
•	Pro forma combined Adjusted EBITDA for the six months ended June 30, 2022 was $34.9 million.

Recent Business Highlights

•
Completed the previously announced tender offer for Aspire Global acquiring 99.31% of the outstanding shares.  The shares of Aspire Global that remain outstanding are subject to a squeeze-out proceeding which is expected to be completed during the third quarter.

•
Entered into a multi-year turnkey project with the lottery operator in Brazil’s second largest state of Minas Gerais. The agreement marks the Company’s entry into the Brazilian market with an end-to-end solution of iLottery and online Sports Betting. The agreement is the Company’s first cooperation with BtoBet, its recently acquired Sports Betting solution as part of Aspire Global.

•
Expanded presence in Canada through a partnership of Pariplay with Atlantic Lottery.  Pariplay now offers innovative, feature packed content from its branded in-house Wizard Games, as well as a wide variety of aggregated third-party games, to players across Atlantic Canada through its Fusion™ platform.

•	Announced a partnership between BtoBet and SOJOGO, the national lottery operator in Mozambique to provide proprietary sportsbook offering for both online operations and retail network.
•
Selected as Lottery Supplier of the Year for the second consecutive year in the EGR B2B Awards 2022 in recognition of demonstrated commercial success and leadership in supplying comprehensive online solutions to lotteries, with a wide range of technology platforms, games and managed services.

•	Entered into two Aspire Core contracts with B-to-C operators to provide full product and managed services in two European regulated markets.
•	Expanded presence and dominant position in Africa sport betting solutions to 27 countries with a new BtoBet agreement to enter Ethiopia with sportsbook offering to a leading local operator UtopBet.
•	Obtained Gaming Laboratories International’s GLI-33 “Events Wagering System” certification for BtoBet sportsbook platform, allowing for deployment of sportsbook platform to the North American market.
•
Bolstered presence in the U.S. market with 12 new partnerships to provide content aggregation and games through Pariplay, including among others, going live with BetMGM in Michigan and New Jersey and signing a new agreement with DraftKings.

•	Expanded relationship with Caesars Entertainment to include Pariplay providing games and aggregation in the U.S. and Ontario.
•
Launched 11 games on the Pariplay ignite platform which provides content providers and suppliers access to game development frameworks with tested and approved gaming algorithms, infrastructure, licensing and global distribution.

2 All of the pro forma combined metrics presented are calculated as if the tender offer was completed on January 1, 2022.

Guidance

The Company currently expects its Revenue and Share of NPI Revenues Interest for the year ending December 31, 2022 to be in the range of $194 million and $208 million.  The range reflects the completion of the Aspire Global tender offer on June 16, 2022.

The Company’s prior guidance, which was exclusive of any contribution from Aspire Global remains unchanged and is reflected in the above revised range.

Conference Call & Webcast Details

NeoGames will host a live conference call and audio webcast on Thursday, August 11, 2022 at 8:30 a.m. Eastern Time, during which management will discuss the Company’s second quarter results and provide commentary on business performance.  A question and answer session will follow the prepared remarks.

The conference call may be accessed by dialing (866) 652-5200 for U.S. domestic callers or (412) 317-6060 for international callers.

A live audio webcast of the earnings conference call may be accessed on the Company’s website at ir.neogames.com. The replay of the audio webcast and accompanying presentation will be available on the Company’s investor relations website shortly after the call.

About NeoGames

NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators. The Company offers its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services. The recent strategic acquisition of Aspire Global Group enables NeoGames to offer the most comprehensive portfolio across iLottery, an innovative sports betting platform from BtoBet, an advanced content aggregation solution from PariPlay, and a complete set of B2B Gaming tech and Managed Services. NeoGames remains an instrumental partner to its customers worldwide, as it works to maximize their revenue potential through various offerings, including regulation and compliance, payment processing, risk management, player relationship management, and player value optimization. NeoGames strives to be the long-term partner of choice for its customers, empowering them to deliver enjoyable and profitable programs to their players, generate more revenue, and maximize proceeds to governments and good causes.

Cautionary Statement Regarding Forward-looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, among others, the Aspire Global acquisition and the expected synergies. Forward-looking statements give the Company’s current expectations and projections relating to its financial condition, competitive position, future financial results, plans, objectives, and business. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: we have a concentrated customer base, and our failure to retain our existing contracts with our customers could have a significant adverse effect on our business; we do not have a formal joint venture agreement or any other operating or shareholders’ agreement with Pollard Banknote Limited (“Pollard”) with respect to NPI, our joint venture with Pollard, through which we conduct a substantial amount of our business; a reduction in discretionary consumer spending could have an adverse impact on our business; the growth of our business largely depends on our continued ability to procure new contracts; we incur significant costs related to the procurement of new contracts, which we may be unable to recover in a timely manner, or at all; intense competition exists in the iLottery industry, and we expect competition to continue to intensify; our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions; in addition to competition with other iLottery providers, we and our customers also compete with providers of other online offerings; the gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations; while we have not experienced a material impact to date, the ongoing COVID-19 pandemic, including variants, and similar health epidemics and contagious disease outbreaks could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition; and other risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 14, 2022, and other documents filed with or furnished to the SEC. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures and Key Performance Indicators

This press release may include EBIT, EBITDA, Adjusted EBITDA, Aspire Adjusted EBITDA, NPI and NPI Revenues Interest, which are financial measures not presented in accordance with IFRS.  We use these financial measures to supplement our results presented in accordance with IFRS. We include these non-IFRS financial measures because they are used by our management to evaluate our operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments.

We may also use certain key performance indicators (“KPIs”), including Network NGR and Gross Gaming Revenue (“GGR”), to monitor our operations and inform decisions to drive further growth. These KPIs offer a perspective on the historical performance of our platform in the aggregate across jurisdictions in which we operate. We believe these KPIs are useful indicators of the overall health of our business.

EBIT, EBITDA, Adjusted EBITDA and Aspire Adjusted EBITDA. We define “EBIT” as net income (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as EBIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus share-based compensation, prospective acquisition related expenses and the Company’s share in NPI depreciation and amortization. We define Aspire Adjusted EBITDA as Aspire net and total comprehensive (loss) income adjusted to add income tax and interest and finance-related expenses, depreciation and amortization, share based compensation and share in losses in investee. We believe EBIT, EBITDA and Adjusted EBITDA are useful in evaluating our operating performance, as they are regularly used by security analysts, institutional investors and others in analyzing operating performance and prospects. Adjusted EBITDA and Aspire Adjusted EBITDA are not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

NPI. Refers to NeoPollard Interactive LLC that represents the Company’s 50/50 joint venture with Pollard Banknote Limited (“Pollard”). The joint venture was formed for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI is managed by an executive board of four members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

Company share in NPI Revenues . NPI Revenues is not recorded as revenues in our consolidated statements of comprehensive income (loss), but rather is reflected in our consolidated financial statements in accordance with the equity method, as we share 50% of the profit (loss) of NPI subject to certain adjustments.

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com

NeoGames S.A.
Consolidated Condensed Balance Sheets
(U.S. dollars in thousands)

	June 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$129,685	$66,082
Designated cash	-	167
Restricted deposit	449	9
Prepaid expenses and other receivables	6,026	2,494
Due from Aspire Group	-	1,483
Due from the Michigan Joint Operation and NPI	3,802	3,560
Trade receivables	38,936	3,724
Investment in financial assets	457	-
Corporation tax receivable	11,017	-
Total current assets	$190,372	$77,519
NON-CURRENT ASSETS
Restricted deposit	149	154
Restricted deposits - Joint Venture	4,009	3,848
Property and equipment	4,354	2,159
Intangible assets	348,259	22,354
Right-of-use assets	9,132	7,882
Capital note	1,591	-
Company share of Joint Venture	3,924	-
Deferred taxes	2,147	1,839
Total non-current assets	373,565	38,236
Total assets	$563,937	$115,755

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	$46,060	$7,902
Client liabilities	6,067	-
Corporation tax payable	9,609	-
Lease liabilities	1,680	769
Capital notes and accrued interest due to Aspire Group	-	21,086
Deferred payment on business combination	96,327	-
Contingent consideration on business combination	26,550	-
Employees' withholding payable	-	167
Employees' related payables and accruals	7,208	4,202
Total current liabilities	$193,501	$34,126
NON-CURRENT LIABILITIES
Loans and other due to Caesars, net	$3,450	$12,899
Loans from financial institutions, net	203,451	-
Company share of Joint Venture net liabilities	697	830
Lease liabilities	7,519	7,820
Accrued severance pay, net	937	286
Deferred taxes	8,496	-
Total non-current liabilities	$224,550	$21,835
EQUITY
Share capital	59	45
Reserve with respect to transaction under common control	(8,467)	(8,467)
Reserve with respect to funding transactions with related parties	20,072	20,072
Accumulated other comprehensive income	(1,086)	-
Share premium	172,622	70,812
Share based payments reserve	5,750	6,023
Accumulated losses	(43,064)	(28,691)
Total equity	145,886	59,794
Total liabilities and equity	$563,937	$115,755

NeoGames S.A.
Consolidated Condensed Statements of Comprehensive Income
(Unaudited, U.S. dollars in thousands, except per share amounts)

	Quarter ended June 30,		Year to date June 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$21,052	$12,887	$34,302	$26,236
Distribution expenses	8,440	2,440	10,905	5,086
Development expenses	3,029	1,936	5,571	4,174
Selling and marketing expenses	681	329	1,202	607
General and administrative expenses	4,189	2,881	7,893	5,542
Prospective acquisition related expenses	14,161	-	16,382	-
Depreciation and amortization	5,051	3,552	9,005	6,907
	35,551	11,138	50,958	22,316
Profit (loss) from operations	(14,499)	1,749	(16,656)	3,920
Interest expenses with respect to funding from related parties	1,227	1,230	2,867	2,414
Finance expenses	1,155	11	1,654	235
The Company's share in profits of Joint Venture	4,566	2,679	8,453	6,523
Profit (loss) before income tax expense	(12,315)	3,187	(12,724)	7,794
Income taxes expense	(596)	(412)	(1,080)	(1,069)
Net and total comprehensive income (loss)	$(12,911)	$2,775	$(13,804)	$6,725

Net income (loss) per ordinary share outstanding, basic	$(0.49)	$0.11	$(0.53)	$0.27
Net income (loss) per ordinary share outstanding, diluted	$(0.49)	$0.10	$(0.53)	$0.25

Weighted average number of ordinary shares outstanding:
Basic	26,158,125	25,150,311	25,902,178	25,067,083
Diluted	26,158,125	26,629,500	25,902,178	26,611,557

NeoGames S.A.
Reconciliation of Comprehensive Income (Loss) to Adjusted EBITDA
(Unaudited, U.S. dollars in thousands)

	Quarter ended June 30,		Year to date June 30,
	2022	2021	2022	2021

Net and total comprehensive income (loss)	$(12,911)	$2,775	$(13,804)	$6,725
Income taxes expense	596	412	1,080	1,069
Interest and finance-related expenses	2,382	1,241	4,521	2,649
EBIT	(9,933)	4,428	(8,203)	10,443
Depreciation and amortization	5,051	3,552	9,005	6,907
EBITDA	(4,882)	7,980	802	17,350
Prospective acquisition related expenses	14,161	-	16,382	-
Share-based compensation	998	274	1,593	540
Company share of NPI depreciation and amortization	28	55	57	108
Adjusted EBITDA	$10,305	$8,309	$18,834	$17,998
Portion of Aspire Adjusted EBITDA included in Neogames Adjusted EBIDTA for the period	(1,289)		(1,820)
Aspire Global Adjusted EBITDA, full period[3] [4]	$8,652		$17,883
Pro forma combined Adjusted EBITDA	$17,668		$34,897

3 Aspire adjusted EBITDA for the three months ended on June 30, 2022 is calculated as the difference between Aspire EBIDTA for the six month ended June 30, 2022 (as defined below) and Aspire EBIDTA for the three months ended March 31, 2022 as reported by Aspire converted to US dollars using USD to EUR of 0.89, which was the average USD to EUR exchange rate in the three months ended June 30, 2022, adjusted to add share based compensation and share in losses in investee charges.
4 Aspire adjusted EBITDA for the six months ended on June 30, 2022 is defined as Aspire net and total comprehensive (loss) income adjusted to add income tax and interest and finance-related expenses in the aggregate amount of $1.65 million, depreciation and amortization in the amount of $5.55 million, share based compensation in the amount of $1.62 million and share in losses in investee the amount of $1.88 million.

NeoGames S.A.
Revenues generated by NeoGames as well as Company's share in NPI Revenues
(Unaudited, U.S. dollars in thousands)

	Quarter ended June 30,		Year to date June 30,
	2022	2021	2022	2021

Royalties from turnkey contracts	$7,226	$7,620	$14,186	$16,065
Royalties from games contracts	358	503	894	979
Use of IP rights	2,916	2,001	6,236	3,864
Development and other services - Aspire	421	448	847	928
Development and other services - NPI	1,405	1,925	3,081	3,724
Development and other services - Michigan Joint Operation	426	390	758	676
Revenues	$12,752	$12,887	$26,002	$26,236
NeoGames' NPI revenues interest	$10,256	$8,506	$19,426	$16,754
NeoGames Revenues plus NPI revenues interest	$23,008	$21,393	$45,428	$42,990
Aspire Global revenues	8,300	-	8,300	-
Revenues plus NeoGames NPI revenues interest	$31,308	$21,393	$53,728	$42,990

Aspire Global, full period
Core	$37,457	$39,672	$75,565	$74,261
Games	8,704	7,408	17,704	14,147
Sports	5,285	3,223	10,150	6,063
Net revenues	$51,446	$50,303	$103,419	$94,471

Pro forma combined revenues	$64,198	$63,190	$129,421	$120,707
Pro forma combined revenues plus NPI revenues interest	$74,454	$71,696	$148,847	$137,461